June 17, 2022

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Total Return Fund Inc.
CIK 0000836412
(File No. 333-263245)

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on June 13, 2022, pertaining to the Registration Statement that was filed on Form N-2 by Virtus Total Return Fund Inc. on March 2, 2022, and the response letter to original comments filed on June 7, 2022. Where noted, changes, as applicable, have been made to the registration statement.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:	With respect to the new language in response to original Comment 16, if accurate, please insert “borrow money” after “may.”

Response:	The disclosure has been added to the statement as follows: “The Fund maintains credit agreements with banks through which it may borrow money to leverage shareholders’ investment.”

2.	Comment:	The original Comment 20 is repeated and revised as follows: On page 19, in the first sentence of Foreign Restrictions, disclose that neither the offering documents nor the written notice of offering will be sent to shareholders located in foreign jurisdictions if doing so would require registering the offering in that jurisdiction and the Board, in approving the rights offering, determined that the cost of registering the transaction would be unreasonably expensive to the Fund under the specific circumstances, or explain to the Staff how the disparate treatment of foreign shareholders of the Fund is consistent with Section 23 (b) of the 1940 Act. See Section 23(b)(1).

EDGAR Operations Branch
June 17, 2022

Response:	The paragraph under Foreign Restrictions has been revised as follows:
“Offering documents, including Subscription Certificates, will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes its territories and possessions and the District of Columbia) (the “Foreign Shareholders”) if such mailing cannot be made into the non-U.S. jurisdiction without additional registration and incurring other expense that the Board has determined is not in the best interest of the Fund and its shareholders. In such cases, unless determined to be not in the best interest of the Fund and its shareholders in accordance with the previous sentence, Foreign Shareholders will receive written notice of the Offer, but Subscription Certificates will not be mailed to such shareholders. The Rights to which those Subscription Certificates relate will be held by the Subscription Agent for such foreign Record Date Shareholders’ accounts until instructions are received in writing with payment to exercise the Rights. If no such instructions are received by the Expiration Date, such Rights will expire.”

3.	Comment:	With respect to the Fund’s original Articles of Incorporation that were provided in response to original Comment 33: We understand that Maryland law permits a fund to eliminate or alter fiduciary duties of trustees and officers and replace them with standards set forth in the Articles of Incorporation. Such provisions are inconsistent with federal securities laws and the Commission’s views on trustees’ and officers’ duties. Please summarize paragraph 1 of Article 7 of the Articles of Incorporation in the prospectus. Please immediately follow such disclosure with a statement that nothing in the Articles of Incorporation modifying, restricting or eliminating the duties or liabilities of directors or officers in the Articles of Incorporation shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:	The following has been added on page 47 before the TAXATION section: “Indemnification and Limitation on Liability

The Fund’s Articles of Incorporation provide that no director or officer shall have any liability to the Fund or its shareholders for damages, to the fullest extent that limitations on the liability of directors and officers are permitted under Maryland corporate law. Such limitation on liability is intended to apply to any events that may occur at the time a person serves as a director or officer of the Fund, even if such person is not a director or officer at the time of any proceeding in which liability is asserted. However, no provision in the Fund’s Articles of Incorporation that modifies, restricts or eliminates the duties or liabilities of directors or officers in the Articles of Incorporation shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.”

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EDGAR Operations Branch
June 17, 2022

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Jennifer Fromm, Esq.
David C. Mahaffey, Esq.